September 4, 2024

David Zaslav
President and Chief Executive Officer
Warner Bros. Discovery, Inc.
230 Park Avenue
New York, NY 10003

       Re: Warner Bros. Discovery, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed May 9, 2024
           File No. 001-34177
Dear David Zaslav:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology